Mail Stop 3561

      June 13, 2006



Via U.S. Mail and Facsimile

Gretchen L. Jahn
President and Chief Executive Officer
Mooney Aerospace Group LTD.
165 Al Mooney Road North
Kerrville, Texas 78028

      RE:	Mooney Aerospace Group, LTD.
      	Form 10-KSB for the Fiscal Year Ended December 31, 2005
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Form10-QSB for the quarterly period ended June 30, 2005
		Form 10-QSB for the quarterly period ended September 30,
2005
      File No. 000-21749

Dear Mrs. Jahn:

      We have reviewed your response letter dated May 23, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-KSB for the fiscal year ended December 31, 2005

Note 1 - Organization and Significant Accounting Policies

Bankruptcy Proceedings
1. We note your response to our prior comment 1 under the heading "$1,033,000 Gain on Forgiveness of Debt." In this regard, please restate your financial statements for the year ended December 31, 2004 to correct the gain recognized on the forgiveness of debt by filing an amended Form 10-K for the fiscal year ended December 31, 2005 rather than an amended Form 10-K for the fiscal year ended December 31, 2004.

Transfer of MAC shares to and from Allen Holdings & Finance, Ltd.
2. We note your response to our prior comment number 2 in which you indicate that the transfer of MAC shares was accounted for as an exchange between entities under common control. In this regard, please confirm that the value assigned to the 5,000,000 shares of the
Company`s common stock issued in the Reorganization transaction to reacquire the MAC shares from Allen were valued in an amount equal to the carrying value (i.e., cost basis ) of the net assets reacquired from Allen. If not, please revise your financial statements to value the 5,000,000 shares issued to Allen at an amount equal to the carrying value of the net assets acquired or explain why this is not required.
3. We note your response to our prior comment 4 in which you state that you will revise your financial statements for the three and six month periods ended June 30, 2004 and the three and nine month periods ended September 30, 2004 to eliminate the $4,258,000 loss on disposition. In this regard, please amend your 2005 10-K to reflect your proposed adjustment in your December 31, 2004 financial statements rather than revising your 2004 Form 10-Qs.

Restatements
4. As appropriate, please furnish footnote disclosure of your accounting treatment as it relates to the above corrections to your financial statements in accordance with the guidance in paragraph
37
of APBO No. 20. Also please update your report of independent registered public accounting firm from its original date in accordance with 530.05 of SAS 1, as appropriate.





      As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel, Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.

Sincerely,



      Linda Cvrkel
							Branch Chief


Via facsimile: 	Barry Hodkin, Chief Financial Officer
      (830)792-2943
			Neil H. Aronson
			(617)542-2241













Gretchen L. Jahn
Mooney Aerospace Group, LTD
June 13, 2006
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